UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 29, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Amendment No. 1 to our Form 6K, originally filed with the Securities and Exchange Commission on April 28, 2020, which consisted of the presentation materials related to the First Quarter 2020 Results of UBS Group AG and UBS AG and the transcript of the management call with investors and analysts, is, hereby, amended to correct a portion of the Q&A session.

First quarter 2020  results

28 April 2020

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  first quarter 2020 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Sergio P.  Ermotti

Good morning, and thank you all for joining us today.  I hope you and your families are safe and healthy.  Our thoughts are with all the people affected by the virus, as well as those fighting its spread at the frontline day-in, day-out.  All of us at UBS are humbled and inspired by their example.

I would also like to take a moment to commemorate Marcel Ospel, our former Chairman, and Juerg Zeltner, former member of the Group Executive Board, who both passed away recently.  Marcel laid the foundations of our firm as we know it today.  And Juerg helped building our unique wealth management franchise.

Slide 2 – 1Q20 highlights

Our key messages for today are summarized on this slide.  This quarter, I can comfortably say that you saw UBS as its best in all dimensions.

Slide 3 – COVID-19 – Supporting our stakeholders

Starting with our support to overcome the shocks on the economy and society we are currently experiencing.

A huge collective effort is needed.  Unlike the financial crisis, banks can be a part of the solution this time around, by supporting clients, as well as working in partnership with policy makers and regulators to provide an effective transmission mechanism for government support.

UBS is and wants to be part of the solution.  Social responsibility was already a key part of UBS’s agenda, so supporting our employees, clients and communities is a natural extension of what we are already doing.

Our first priority from the very beginning has been the safety and wellbeing of our employees.  We introduced enhanced procedures to safeguard those whose presence in our facilities is critical, and almost everyone in the firm now has the ability to work from home.

We know the current situation is challenging for many of our staff, so we are providing extra support and help to balance work and extended family-care needs.

Across the organization, from our technology and operations teams right through to our client-facing staff, our employees made sure that we continue to deliver for our clients.

We provide them with advice when they need it the most, and more.  Thanks to disciplined risk management and resource allocation going into the crisis, we have the capacity to lend and provide liquidity to our clients, big and small.  With a 15 billion increase in loans in the quarter, we went well beyond participation in the government relief programs.

From the very beginning we supported and played an active role in shaping the Swiss SME lending program, which I will cover in a minute.  We have also been active in the US, where we have nearly a third of our staff.  There, we expect to make up to 2 billion available for loans to small businesses under the federal plan.

To help those who are fighting against the virus at the frontlines and for people in need, UBS is contributing 30 million for global aid and local projects in our communities.  This amount was funded out of the variable compensation pool.

The Group Executive Board and our employees around the world are donating their time and money to coronavirus-related efforts in their communities, something we actively support in many ways.

Crises like this one show the true character of people and organizations. And I have to say, our employees’ response across the entire firm has been remarkable, so I’d like to thank all of my colleagues for their efforts.

Slide 4 – Strength and resilience

Our operational resilience, strong financial position and successful business model have been and continue to be a great asset, particularly in this environment.  They are the result of investments and disciplined execution of our strategy over the years.

We have been consistently investing over 10% of our revenues in technology for years, building a rock-solid infrastructure and client-centric digital capabilities.  And today, those investments are really paying off.

Our business continuity plans proved effective as we adapted and responded to the current situation, showing a higher degree of digital agility at scale.  It was a remarkable feat.  While managing the business efficiently and effectively, we leveraged our investments and early Asia experiences helped us to rapidly scale up flexible working capabilities globally.

Today, 90,000 people can connect from home on UBS's systems.  They are able to do that at any point in time and with access to core capabilities they need.  This includes our employees and external staff, all part of the UBS ecosystem.

We successfully managed March’s high volumes and activity across our trading and client platforms, including peaks of three times the normal levels, which enabled us to gain market share and share of wallet with our clients.

We believe many of the operational changes will be permanent, so learning from today will make us even better tomorrow.

This challenging environment has also brought us even closer together.  Every day I see examples of even better collaboration being driven by a sense of urgency to help each other and to do the best for clients.  Many of us at UBS are finding that being apart can actually bring us closer together.

This operational resilience and strong culture is complemented by our strong financial position and clear strategic direction.

Over the last decade we significantly reduced our risk profile, putting financial strength, asset-gathering businesses and our universal bank at the heart of our strategy.  This, complemented by our focused investment bank.

We have been hard at work developing our unique and complementary business portfolio and geographic footprint, leveraging our integrated bank approach.

Our capacity to generate capital, diversified earnings streams and attractive business mix mean we are well equipped to handle adverse conditions.

This makes us attractive for depositors and bondholders seeking stability.  We are very mindful of our responsibilities for those on both sides of our balance sheet.

Slide 5 – Supporting the Swiss economy

As a Swiss-based Group and the number one bank in Switzerland, we feel a special responsibility to support our home market in weathering the effects of the crisis.

We made sure clients who use UBS for their day-to-day financial needs had uninterrupted access to their funds, as well as our transaction capabilities and advice.  Their mobile and online activity increased significantly, with mobile logins up nearly 40% and online onboarding nearly doubling in the quarter.  We also kept half of our branches open, maintaining ease of access for our clients, while ensuring the highest health and safety standards.

Our commitment to lending and providing resources went well beyond the government-backed program.  We issued one billion in new mortgages to individual clients and provided 2 billion in net new loans to Swiss corporates.  These numbers are on top of the more than 2.5 billion we provided to over 21,000 Swiss SMEs under the government-backed program which we swiftly implemented by mobilizing significant resources.

I want to be very clear on two points here.  First, UBS will not make any profits from the government-backed loans.  If there are any, we will donate them directly to relief efforts.  Second, we are not pushing out risks to taxpayers.  Around two thirds of the SMEs who applied for loans under the program did not have a credit line with UBS before.  And for the remaining third who did, the vast majority are healthy and should have no issue repaying debt.

A good indicator of the strength of our SME clients is that as of last Friday, they had drawn only about a third of the credit lines we provided under the program.

Slide 6 – Helping our clients to navigate challenging markets

As I mentioned, our employees’ professionalism and expertise in looking after our clients’ needs, offering advice and solutions, made a big difference this quarter.  By smartly adapting to conditions and new ways of working, we were able to deepen our relationship with many of our clients.

Our CIO and research teams have played a critical role in delivering timely advice to corporate, institutional and wealth clients.  They have issued high-quality, differentiating content at lightning speed across a wide range of digital channels.  For example, in March alone, our research teams published over 13,000 reports and organized over 1,500 conference calls, livestreams, webinars and podcasts, and even held a virtual art gallery viewing.

These efforts were highly appreciated by clients and we saw significant increases in their engagement levels.  The number of CIO interactions more than doubled in the quarter.

Slide 7 – Drop in short-term optimism but investors remain positive long-term

Let me give you a quick flavor for our most recent investor survey, which will be published tomorrow.

Investors remain optimistic over the long term, even if short-term sentiment turned more negative, as you can see here.  This is especially clear in the US, where the impact of the crisis on the job market has been most pronounced so far.

We are not seeing signs of investors panicking however, with only 16% of them planning to reduce their investments.  More than a third are considering increasing their exposure over the next six months, showing there is great potential for us to advise and interact with clients.

Slide 8 – 1Q20 net profit USD 1.6bn, +40%; 17.7% RoCET1

Now moving on to financial results.  As I said, this quarter you saw UBS at its best, including our financial performance, and confirming our ability to deliver in a variety of conditions.

Our net profit increased 40% to 1.6 billion and return on CET1 reached 17.7%.

The results were driven by strong performances across our all businesses.  And very importantly, these were achieved without the help of special items in revenues, costs or tax.  Credit losses and mark-to-market losses are part of banking and we see them as an integral part of our results. In the current environment, the risk of incurring operational and trading losses is high, but our credit losses were limited, reflecting the quality of our lending book, effective hedging and our disciplined risk-return approach over the last decade.

We delivered attractive risk-adjusted returns in January, February, and during the very challenging March.

Client engagement, market conditions and our operational resilience led to high business volumes and a 10% improvement in operating income despite increased credit loss expenses.

Also, we showed effective resource management across the organization.

We remained disciplined on efficiency and effectiveness with costs consistent with our plans leading to a 6% positive operating leverage.  The cost/income ratio stood at 72%.

We maintained high capital ratios in line with our guidance, again without factoring any benefits from temporary regulatory reliefs.

It goes without saying that temporary regulatory relief measures are welcome to help banks to facilitate credit to the economy.

Many of the rules implemented after the financial crisis are good and we supported them.  Others proved to be less effective or counter-productive, which has become clearer over the last couple of months.  What our industry needs right now is fixing those issues, not just through temporary relief but by permanent changes that will allow for more planning certainty.  We will continue to make constructive suggestions to shape a stronger system.

During Q1, our CET1 capital increased by 1.1 billion, after prudently accruing for a 2020 dividend and repurchasing 350 million worth of shares in the first half of the quarter.

Our strong capital, funding and liquidity position enable us to support our clients and the economy while paying dividends.  Of course we are mindful that capital returns are an important part of our equity story.  But I'm sure you all understand it is too early to talk about what these may be for this year.

Slide 9 – Executing our 2020-2022 priorities

We are executing on the strategic priorities we presented in January as we manage through the crisis.

We are making good progress on our initiatives across the firm to build a more integrated bank, and to deliver the very best of UBS to clients.  Let me pick up on Global Wealth Management as an example.

In January, Iqbal and Tom outlined steps to unlock the franchise’s full potential and these are being delivered at significant speed.

We have already completed a number of initiatives, such as aligning the Ultra High Net Worth segment with the regions and flattening the organizational structure.

The more integrated and client-oriented setup, faster decision-making, empowerment and reduced complexity are making a difference already.

We are also active in our more long-term collaboration plans.  For example, we made good progress on the build-out of our Global Family Office capabilities and onboarding of new clients.

Also, the partnership between Global Wealth Management and Asset Management for our US wealth management clients investing in separately managed accounts led to 9 billion of inflows for Asset Management in the quarter.  This has been a resounding success that by far exceeded our plans.

So summing up, I am proud of how well we delivered this quarter, not only for our clients but also for our shareholders.

I will now hand over to Kirt, before some final remarks.

Kirt Gardner

Slide 9 – Executing our 2020-2022 priorities

Thank you, Sergio.  Good morning everyone.

My remarks will focus on divisional performance as you’ve already heard the Group highlights, and I'll also take you through some points on our credit exposure and capital position.

Slide 10 – Global Wealth Management

Starting with Global Wealth Management, performance was consistently excellent throughout the quarter, with operating income at around 1.5 billion in each month leading to the best result since the financial crisis.  But it was a tale of two halves in terms of the dynamics driving the business.

January and February were more risk-on, partly due to a strong start to the year on more positive client sentiment, combined with our own initiatives and client engagement, as well as the usual seasonality.  March, on the other hand, brought a sharp switch to risk-off and a sudden need to reposition portfolios.

Coming into the quarter, we planned to significantly increase our client interactions.  Consistent with this strategy, we’ve been extremely proactive in engaging with clients throughout the quarter, with more than double the number of client interactions with our CIO compared with 1Q19, as we shared tailored content and insights and completed tens of thousands of proactive client portfolio reviews during the quarter, with engagement further intensifying after the crisis took hold in March.

PBT was up 41% year-on-year, with around 400 million of pre-tax profit each month, demonstrating the strength of the business whether in a constructive market environment or a highly turbulent one.

Operating income increased 14% to a new high since the financial crisis, partly reflecting our progress on strategic growth levers throughout the quarter.  Costs increased a more modest 6%, or 4% excluding restructuring.

We had net new money inflows of 12 billion despite 16 billion of outflows from our deposit program, which will be P&L accretive.  Net new loans were strong at 4 billion, reaching nearly 9 billion by mid-March before COVID-19-related de-leveraging actions were taken by clients.

As market volatility increased and asset prices dropped in March, we naturally managed a significant increase in margin calls, although only for around 3% of clients with a Lombard loan at the peak. We experienced a small number of impairments and credit loss expenses were 53 million in the quarter or only 3 basis points of GWM's loan book.  Our credit book went through a severe real life stress test this quarter.  Not only did we pass, but we did so while continuing to support our clients and winning new business.  All of this highlights the high quality of our Lombard portfolio and our risk management framework.  Margin calls have returned to a more normal level in April, and our loan-to-value remained at 50% for the overall Lombard book.

In the midst of the turmoil, we came together as one firm.  For example, the GWM/IB collaborative efforts are now in full swing, enhancing our product shelf across structured products and lending.  We are also progressing the growth of our GFO segment, where we saw extremely strong performance, with income up 32% across the IB and GWM.

Slide 11 – Global Wealth Management

Recurring fees were up 10% year-on-year and 3% sequentially.  As a reminder, we bill in arrears based on quarter-end balances in the Americas and month-end balances everywhere else.  As such, revenues did not fully reflect the 11% fall in invested assets that we saw in Q1.

The lower invested asset base will be a headwind in the second quarter this year.  We would expect recurring fee income to be down between 200 and 300 million sequentially in the second quarter before management actions.

Net interest income was up 2%, mainly driven by growth in loan revenues.  This was partly offset by lower deposit revenues on higher volumes.  Looking ahead, we’d expect further deposit margin compression from US dollar rate cuts to at least partly offset any benefits from loan growth and effective deposit management.

Transaction-based income was up 46% on outstanding client engagement. Increased client activity was powered by higher advisor productivity, as well as timely thought leadership and solutions, supported by CIO insights and organized events. Transaction-based revenues were fairly consistent across the three months, demonstrating the strength of our client engagement model in all types of market environments.

And during March, when we transitioned to working from home and interacted with our clients remotely, we actually saw an increased level of client interactions.  We had record contact rates in Switzerland, as we offered new ways of interacting with clients via webinars, conference calls, and virtual round tables with CIO analysts.  Outside the Americas, there were 30% more inbound calls compared with 4Q19, 60% more in APAC and we had very positive client feedback that our advisors were reachable at all times during the crisis. And in the Americas, we had over a 30% year-on-year increase in calls within our Wealth Advice Center.

Many of our clients actively managed their investments on our advice to navigate the current market uncertainty.  That said, as we go through this crisis, we don't necessarily expect to see a repeat of these activity levels.  As trading volumes normalize, we'd expect 2Q20 transaction-based income to decrease sequentially.

It’s also times like these that underscore the value of our long-term approach to managing wealth: what we do is a long way from just investing assets.  We sit together with our clients – in person or virtually – and work through three aspects: Liquidity, Longevity, and Legacy.  That covers short-term cashflow, sustainable wealth creation and income generation, and thinking about the future, which can be generational wealth transfer, philanthropy or impact investing.  This framework leads to deeper client conversations and it helps maintain a long-term, goal-oriented focus, while navigating the current market.  Our clients need and value advice, and never more so than in uncertain times like these.  In fact, our investor survey suggests that 81% of investors with an advisor are looking for more guidance, and of those who don’t have an advisor, 34% are more open to working with one now.

Slide 12 – Global Wealth Management

All regions had double-digit PBT and advisor productivity growth, and positive net new money.

In the Americas, PBT was a record, driven by improved recurring fees on all-time high invested asset levels at year-end and excellent transaction-based income.  Our cost/income ratio also hit an all-time low.

Asia had its best quarter on record.  Here we saw profits double, with outstanding transaction revenues supported by very high demand for structured products.  Cost discipline also helped expenses come down slightly despite the revenue performance, driving our cost/income ratio down to its lowest level ever.

Higher transaction revenues and advisor productivity also drove profit growth in EMEA and Switzerland.  We furthermore saw a year-on-year increase in net mandate sales in Switzerland.

Slide 13 – Personal & Corporate Banking (CHF)

Moving to P&C.  PBT was down 16%, as credit loss expenses of 74 million francs, primarily on corporate loans, offset solid operating performance.

Notwithstanding the higher CLE this quarter, P&C still delivered returns above 15%, demonstrating the ability of this business to return well above its cost of capital even when recording higher than usual credit losses.

Income before credit provisions was down slightly on lower transaction-based revenues, mainly reflecting lower fees from corporate clients, and partly due to lower credit card-related income, where transaction volumes were down 18% in March as a result of social distancing.  For 2Q, we expect continued pressure on credit card-related income due to reduced usage, but we’re not anticipating noteworthy losses in this business.

NII was stable.  Recurring net fee income was the highest on record and benefitted from the shift in business volume from GWM in 4Q19.

P&C’s cost/income ratio improved to 58% on lower costs.

We continue to support our individual and corporate clients with solutions and funding, and this goes beyond the government-sponsored Swiss SME lending program.  Outside of this program, we had around 2 billion francs of net new loans to support our corporate clients in the first quarter.

Slide 14 – Asset Management

Asset Management had another very strong quarter with PBT up over 50% to 157 million dollars and 11% positive operating leverage.

Operating income was up 15%, primarily driven by net management fees, which increased by 14% on higher average invested assets, along with the continued positive momentum of net new run rate fees since the second half of 2019.  Performance fees were up 9 million.

Net new money was very strong at 33 billion, or 23 billion excluding money markets, with positive contributions across all channels and very strong inflows into traditional asset classes.  And on the GWM/AM initiative on separately managed accounts in the Americas, we had 9 billion net new money during the first quarter and 17 billion to-date, well ahead of our plans.

“Virtual” engagement with clients has been strong.  For example, we’ve published around a hundred strategy updates and white papers since the beginning of March to support clients through current market conditions, and hosted more than 50 digital events.

Slide 15 – Investment Bank

The IB had an exceptional quarter, with its best PBT since 2015.

Our IB's capital-light business model, which is focused on advice and execution by leveraging digital capabilities, has proven to be robust during this time of extreme volatility and market disruption.  There was a significant return of volumes and volatility, and we were well placed to support our clients with advice and reliable, uninterrupted access to the markets and funding, helping them navigate extreme volatility.  We’ve seen little to no disruptions in our service to our clients and have successfully managed very high volumes across our businesses, particularly in our trading operations, where our systems were resilient and remained available globally.

PBT rose significantly from a weak 1Q19 to 709 million, on 39% operating income growth – including the CLE booked – and 12% higher costs.

Global Markets revenues increased by 44%, mainly driven by FX, Rates and Cash Equities, as they benefitted from increased client activity on elevated volatility.  We believe we gained market share in electronic trading in FX and Equities, reflecting the continued investments in our platforms.  Our unified Global Markets model, with integrated Equities and FRC, allowed us to manage risk more holistically across all asset classes.  The combined set-up resulted in faster decision making, and helped us react more nimbly to market moves.

Global Banking revenues were up 44% as well, outperforming fee pools globally.  This was mainly due to a number of large transactions in Advisory and a strong performance in ECM Cash.  Markdowns on loans in LCM, corporate lending and real estate finance portfolios were more than offset by gains on related hedges.

Credit loss expenses were 122 million, mostly on energy exposures and securities financing transactions related to mortgage REITs.

Our cost/income ratio improved to 68%.

Slide 16 – Group Functions

Group Functions loss before tax was 410 million.

In Group Treasury, we saw negative 131 million, including losses from accounting asymmetries partly offset by gains from hedge accounting ineffectiveness.  The former included negative income on own credit valuations that are largely attributable to funding spread widening on derivatives in the Investment Bank and Non-core and Legacy Portfolio.  These asset-side funding valuation adjustment losses are booked through P&L, but there are also liability-side own credit-related valuation gains after tax of 934 million that are recorded through OCI in equity.

We also booked valuation losses of 143 million in NCL on our remaining exposure to auction rate securities.  Total auction rate securities assets were 1.4 billion, all of which are double-A-rated.

Slide 17 – IFRS 9 credit loss expense and allowances

At the Group level, we booked credit losses of 268 million in the quarter, of which 89 related to stage 1 and 2 and 179 related to stage 3.  Now let me take you through the moving parts.

First of all, we updated the macroeconomic assumptions in our baseline scenario and weightings applied to other scenarios, which drove 26 million; this within stage 1 and 2 positions.

Other stage 1 and 2 positions added another 63 million, most of which was related to oil and gas and securities financing exposures in the IB.

The stage 1 and 2 CLE did not impact our CET1 capital, as they were offset against our existing Basel III expected loss.

Stage 3 CLE of 179 million mainly related to various impairments in the IB, GWM, and P&C.  One-third was in P&C and these predominantly stem from a deterioration in the recoveries expected from loans to corporate clients that were already credit-impaired at year-end 2019.  IB oil and gas exposures and securities financing together added another 60 million.  Lombard loans and securities-backed lending were the primary drivers of 41 million in GWM , with just four cases of losses above 1 million.

At the end of the quarter, our total allowances on balance sheet were 1.3 billion.

Slide 18 – Comparing credit loss expense and allowances under IFRS and US GAAP

When comparing credit loss expenses across banks, naturally the most important consideration is the nature of the credit books, but accounting differences are relevant as well.  UBS reports under IFRS and has therefore been subject to IFRS 9 since January 2018, like most non-US banks.  US GAAP has a broadly equivalent concept called Current Expected Credit Loss, or CECL, which was introduced for the first time this quarter.  Under CECL, a financial institution recognizes each asset's lifetime expected credit loss upfront, requiring forecasting and modelling.

Unlike CECL, IFRS 9 bifurcates expected credit losses prior to being credit-impaired into two stages.  Stage 1 applies to all loans originated or purchased, and reflects possible default events within the next 12 months.  Stage 2 behaves similarly to the initial stage of CECL, by capturing loans that have experienced a significant increase in credit risk since initial recognition and subjecting them to a lifetime expected loss allowance.  In the first quarter, in addition to our review of the quality of the credit portfolio, we updated our scenarios to consider the deterioration of the environment in our forecasting assumptions, while also following the guidance issued by regulators and standard-setters.

As an approximation to CECL, under an “all Stage 2” approach, we would have reported around 80 million of additional credit loss expense in the quarter for a total CLE of around 350 million, and our total allowance balance would be around 450 million higher at the end of the quarter, or around 1.7 billion.

There are of course other differences between US GAAP and IFRS.  Overall, we do not believe that there is a net benefit or disadvantage to reporting under the one or the other when we compare both accounting standards.

Expected credit loss estimates are highly sensitive to economic forecasts.  Considering the recent developments, we are therefore likely to continue to see elevated credit loss expenses over the next quarter.

Slide 19 – Loans and advances to customers

I want to spend a couple minutes providing an update on our lending book.  We have 338 billion of loans on our balance sheet and another 90 billion off-balance sheet.  Our total allowance balance against these instruments is 26 basis points, and only 2.8 billion, or 65 basis points, are credit-impaired.

Of the 338 billion of loans, the vast majority is secured by real estate or securities.  Our mortgage exposure is predominantly in Switzerland and mostly owner-occupied residential mortgages, where we have no signs of stress so far.  Our exposure to commercial real estate is limited.  Affordability criteria are very strict and LTVs are generally low.  Credit loss expenses of 8 million in Q1 were 4 basis points of our mortgage book.

A third of our on balance sheet exposure is Lombard and securities-based lending, mostly in GWM.  These are fully collateralized loans that can be cancelled immediately if collateral quality deteriorates or margin calls are not met.  Our losses were limited at 3 basis points.

Of the 27 billion corporate loans, nearly half is with Swiss small and medium-sized enterprises, with the rest split between large corporates in Switzerland and our IB’s global lending portfolio.

Two-thirds of our off-balance sheet exposure is credit lines and loan commitments.  Most of the rest is guarantees, where historical losses have been small.  These exposures are mostly in P&C.

Slide 20 – Oil and gas exposures

Our oil and gas net lending exposure is 1.5 billion, down significantly in the last four years, when we made a strategic decision to reduce our financial exposure and footprint in this sector, related to both risk and sustainability considerations.

More than half of our exposure is with investment grade-rated counterparties.  And about half of our total exposure is to the integrated and midstream segments, which we would consider to be less susceptible to prolonged periods of low oil prices.  Under a scenario where WTI oil prices are 10 dollars, we would expect around 250 million of losses over the next two years.

Slide 21 – Investment Bank loan underwriting commitments

We had 11 billion of loan underwriting commitments in our IB.  As of the end of last week, we have syndicated 3.5 billion, of which 3 billion sub-investment grade, reducing our outstanding loan underwriting commitments to 7.3 billion.  Of this amount, 2.9 [edit: 2.8] billion is investment-grade.  The remaining 4.5 billion includes a few large transactions with good credit fundamentals and an overall diverse set of exposures.

Slide 22 – Corporate lending and credit line utilization

As Sergio has already said, we have been and will continue to support our clients with credit and liquidity.  During the quarter, we extended 5 billion of loans and credit lines across P&C and the IB.  Through April 22nd, we saw an incremental 1 billion in draw-downs.

In an unlikely scenario where our clients draw down 100% of their facilities, we would see a 9 billion rise in RWA, or a manageable 40 basis point decrease in our CET1 ratio.

Slide 23 – Risk-weighted assets

Risk-weighted assets rose by 10% or 27 billion during the quarter, with increases from both credit and market risk, the majority of which related to supporting our clients as they confronted the implications of COVID-19, along with the impact of extreme market volatility.

During the quarter, we had an increase of 1.8 billion from the full implementation of SA-CCR.

More than half of the 18 billion higher credit risk RWA was driven by new business and draws on existing credit facilities.  We also saw a rise in derivative exposures as a result of higher market volatility and client activity, as well as more securities financing transactions.

Higher average regulatory and stressed VaR from unprecedented and sharp market moves across asset classes drove 10 billion higher market risk RWA from extremely low levels exiting 4Q19.  Given that higher market volatility is likely to persist in 2Q, and considering the 3-month window for regulatory VaR, we expect market risk RWA to rise further in the second quarter.  Importantly, this does not imply any actual increase in our market risk, but rather is driven by the technical nature of regulatory and stressed VaR.

Our RWA did not benefit from any regulatory-granted exemptions or relief during the quarter.

While there is some potential to hedge our regulatory and stressed VaR, we always assess the cost of hedging against our cost of capital, along with any risk management considerations in determining appropriate hedging actions.

Slide 24 – Capital and leverage ratios

Our capital position remains strong, with capital ratios consistent with our guidance and comfortably above regulatory requirements.  Again, that's without taking into account any of FINMA's relief measures.

Our CET1 capital ratio was 12.8%.  With higher expected market risk RWA that I just referenced and the deployment of further balance sheet to support our clients, our CET1 ratio could be slightly below the lower end of our guidance in the second quarter.

Excluding the temporary COVID-19 related FINMA exemption for sight deposits at central banks, our CET1 leverage ratio was 3.8%.

Early in the quarter, we effectively managed our liquidity, allowing us to weather the most challenging periods of stress.  In particular, we were able to avoid any term issuance until the markets returned to more attractive pricing levels.  Our liquidity and overall financial position continue to be very strong.

Now back to Sergio for closing remarks.

Sergio P. Ermotti

Slide 25 – Deploying our strengths

Thank you Kirt.  Let me sum up here before moving to questions.

The very strong quarter is the result of years of disciplined strategy execution, responsible risk management and sustained investments.

As we look ahead, of course nobody is under the illusion that things are going to be easy.

The range of potential outcomes of this crisis remains very wide.  We entered these turbulent times in a position of strength.  UBS's financial position is strong and our business model is fundamentally resilient, built around our integrated business model in which each business has a vital role for the success of the others.

Our diversification and risk profile is different from that of many other banks and I am convinced that we are well-equipped, probably better than most, to deal with adverse scenarios.  We will continue to execute on our strategic priorities, serving clients and – last but not least – delivering for our shareholders.

With that, let's open up for questions.

Analyst Q&A (CEO and CFO)

Kian Abouhoussein, JP Morgan
Yes, thank you for taking my question. The first question is related to – first of all, thank you very much for the guidance on recurring fees in the wealth management business – can you also comment on the NII: How you see the NII developing considering the lower rates? That’s the first question. And the second question is: On your macro-assumptions for IFRS 9, what have you assumed? And in that context, if I look at your report, the larger report, you talk about the ECL and the fact that you are covering at a lower level than 100%, and you have discussed that a level of 100% of coverage would be more like 600 million USD impact, rather than more like the 400 that you have taken – so can you just discuss how we square the macro assumption as well as your ECL allowances, so we can get a better picture around provisioning outlook?

Kirt Gardner
Kian, thank you, thank you for both your questions. In terms of net interest income, what I highlighted is that we do expect to see the impact of the rate cuts from the US show up in the second quarter – that would represent headwinds overall to net interest income in our wealth management business, and also we do see continued further headwinds in terms of where rates are currently for Swiss francs as well as euros for our P&C business. You know, having said that we haven’t currently provided specific guidance on what we expect the quarter-on-quarter impact to be.

Just on your question about IFRS 9, as we indicated in our report of course, we went through an exercise to update our scenarios – and we did a couple of things, firstly, our base line scenario as you would expect now reflects a higher unemployment and overall GDP contraction. In addition to that, we felt that our severely adverse, or more adverse, scenario was appropriate for the first quarter, although we currently are going through a revision of that scenario as we enter the second quarter. The other thing that we did is, we eliminated the upside scenario and we also eliminated the mild depression scenario – so we ended up with a 70%-30% mix between base line and also our adverse scenario. And that resulted in the stage 1 and stage 2 that you saw that we booked for the quarter.

Now in terms of your question around ECL, I think what we highlighted is, just given the fact that our Basel III expected loss is higher than our current total balance for ECL from stage 1 and 2, we don’t see any impact in our CET1 capital from the P&L that we booked for our credit loss expense. I think that’s probably what you were reading through in terms of the reference, and the impact of what we booked versus our capital overall.

Sergio Ermotti
Maybe just to add, on NII I would just probably want to add that in addition to what Kirt said based on the headwinds, partially we will mitigate those headwinds because of the credit we deploy out – are also creating some counter-effects, and which, as I said, will out-mitigate or manage that situation. So that’s probably…

Kian Abouhoussein, JP Morgan
If I can just add one follow up on the economic scenario base line and more the severe and mild downside, can you just quantify them? Because I don’t find anywhere input data in terms of real GDP assumptions or unemployment – if you could just give us that for this year, next year.

Kirt Gardner
Yes, Kian, we didn’t provide any specific details on the assumptions for those scenarios – I guess I would only comment in terms of the base line as I mentioned, it was a deterioration from our assumptions at the end of the fourth quarter, as you would expect, and in terms of our severe global crisis scenario, I would only mention that if you look at those factors, they tend to be more adverse than what you see in the severely adverse CCAR scenario, what you see in the ECB ICAP scenario and so on – it does encompass a very significant narrative around global downturn. And I think, as with all our peers we’re going to continue to update our scenarios as we see the overall crisis evolve.

Kian Abouhoussein, JP Morgan
Okay, thank you.

Anke Reingen, RBC
Yes, thank you very much. I had two questions. The first is on capital. You indicated that the capital ratio might fall in the second quarter below your target range – but I just wonder if you were to apply the temporary leave in the capital, would that potentially be an offset and an indication about the dividend accrual for financial year 2020? And then just a follow up question on the cost of risk: You’ve been quite cautious in your comments. Is it fair to assume that Q2 could be higher than the P&L charge in Q1? But could you be more specific in how much buffer you have in terms of the hit against capital? Thank you very much.

Kirt Gardner
Yes, Anke, thank you for your questions. In terms of capital, just to be clear, what I indicated, as I said, that we could fall slightly below our guidance range – in the lower end of our guidance range on CET1 capital, is 12.7%. Now importantly, if you look at the removal of the counter-cyclical buffer, which was granted by FINMA as well as other regulators, that puts our total requirement at 9.7%. So that still leaves us with a very, very significant buffer to our actual requirement. Now also importantly, while we have a removal of the buffer for our requirement, it doesn’t help the ratio at all. So there’s nothing right now in terms of relief that’s been made available that we’ve availed ourselves of, that has made any impact on our current CET1 capital ratio that we reported at 12.8%.

Sergio Ermotti
In respect of dividend, Anke, I don’t think I have much more to say. I think at this stage we can only tell you that I believe it’s both prudent not to talk about it, but it’s also prudent to take in consideration that, as I mentioned before, capital returns is part of our equity story – so we are accruing for a dividend in 2020, but it’s very premature to talk about levels, and any other topic around this, other than saying that we are well aware that there are, we have to balance capital solidity and the ability to respond to the crisis but also to continue to have an attractive capital return story.

Kirt Gardner
And maybe Anke, just to add to Sergio’s comments that in terms of our 2020 dividend, for the half that has been postponed, we continue to maintain a special reserve for the payment of that second half, that has not yet been accreted back to our capital, and that’s just as consistent with our current expectation that we will pay that. Now on your question on the risk side…

Sergio Ermotti
On the risk side, I think that the question is on the comments we made on risk is that you know, the elevated levels are elevated in terms of our own historical standards, and you know, I consider the first quarter, although it’s a strong performance in relative terms to peers, an elevated level. So it’s difficult to do, you know, a forecast right now on how much they will be. We have been trying to show scenarios, and of course we need to adapt any major negative developments in the macro-economic assumptions. As Kirt pointed out, you know, very coherent with the way we manage risk and risk reward, you can assume that our existing underlying macro-assumptions are quite severe. And but now, we don’t know exactly what the next round of economist outlook is going to be. We take external views. It is not only our UBS internal macro-economic view that we take in consideration, so but you know, even if we stress our portfolio, it’s very difficult to see any meaningful result out of this crisis.

Anke Reingen, RBC
Thank you very much.

Jeremy Sigee, Exane BNP Paribas
Morning, thank you. Just a couple of clarifications please. First one is on the CET1 and other related discussion that we’ve already been having. You mentioned that you expect further expansion in market risk RWAs from the sort of averaging effect of that. Just wondered if you could put some scale around that. Are we talking about a similar expansion to what we saw in Q1 or something less than that? And linked to that, are there any other movements that you kind of expect already in RWAs, either from technical calibration effects or from rule changes or anything. Is there any moving parts that you could explain to us?

And then my second question is really just a clarification: You said that you’re prudently accruing a dividend for 2020. Is that dividend in line with your existing policy of small year-on-year increases in the dividend?

Sergio Ermotti
As I said, it’s premature. I understand, Jeremy, the need of clarity, but you know there is not a lot of things I can say around the dividend. You can only assume that we are accruing a dividend which is aligned with the current market conditions and the need I mentioned before. So hopefully we will be able to give more guidance and clarity on dividends, I suppose after the summer. I think before then, I don’t think it’s appropriate and it’s not in the interest of anybody to talk too much about this topic. So we keep our focus on execution and delivering capital and generation, and then the issue will be resolved. It will resolve itself.

Kirt Gardner
Yes, Jeremy, in terms of your question on RWA, you know first just to highlight of course, we were coming off of extremely low market risk RWA as of the end of the fourth quarter – you see that, just 7 billion, and so therefore when you look at the increase, I think it’s a bit amplified because of the low base. But nevertheless, also as I highlighted, we just look at the technical nature of how reg Var and stress Var impacts our market risk RWA, and knowing the volatility, remains at higher levels. And you think about the three-month reg Var window that we’re certainly in, and continues to extend as we see higher levels of volatility. All of that suggests that we’re going to see a further increase in the second quarter. I would only say as well, we would expect, and we’re making of course capacity available to continue to support our clients, and that is both through some level of potential drawdowns for existing facilities, but also we’re still open for new business and we see very, very attractive opportunities to continue to deploy capital on given the fact that we still have attractive buffers, we’re going to do so and we’re going to support our clients and our shareholders, as we go through the second quarter.

Now overall, when I look at both sides of that equation, what I mentioned is that we would expect to be right now possibly slightly below our 12.7%, that is the range that we’ve guided on. Away from that, there’s no additional regulatory or other related increases – what we mentioned as well is during the quarter, we fully implemented SA-CCR, so we no longer have any phase ins for SA-CCR, and over the past couple of years we’ve been diligently implementing basically what has been the overall progress towards Basel III, and there’s no further such increases that we anticipate for this year.

Jeremy Sigee, Exane BNP Paribas
And just as you think about, as you say, you’ve got very strong buffers above your regulatory minimums, and there are opportunities to deploy balance sheet – what’s your sort of levels of comfort? You know, you could easily go down to say, 12%, and we would still look at that and say that’s still a pretty decent ratio – what’s your tolerance for lower ratios in this environment?

Sergio Ermotti
Yeah well, Jeremy, I think that we are mindful that the buffers are there to be used, but also as I mentioned before, it’s very important that those buffers are used also with a time frame in mind. So it would not be really wise to go out and use the buffer immediately. We don’t know how the crisis will play out. We need to be careful in managing any dimension. You know, we believe that we have enough capital generation and ability to serve clients and support the economy, without going deep into using the buffers, so I don’t think that I want to speculate about what is the level that we will be down. But of course, everything which has a 12 in front I believe is both in absolute and relative terms, very important – because I think that we can comfortably say that, if you look at our CET1 ratio right now, which is absence of any kind of concessions, on a relative basis, is extremely strong. And of course, capital strength, as the largest wealth manager in the world, is an absolute must. And we also have a duty, as I mentioned before, to protect our clients, being the ones who have on-balance sheet assets with us, but also the ones who have liabilities with us. So we are always very mindful to make sure that the full picture of how we look at our stakeholders and clients, bond holders, is fully reflected in the way we manage risk and capital.

Jeremy Sigee, Exane BNP Paribas
Very good. Thank you.

Jon Peace, Credit Suisse
Morning, my first question is, you’ve talked about some of the revenue headwinds going into the second quarter. But would you say in this environment that activity is still elevated across the bank, maybe particularly in the investment bank, compared with a normal April?

And my second question is on the French tax appeal verdict: I think we’d originally been hoping for an update on that, perhaps around September-October. Do you think in this current environment that’s likely to be delayed? Do you have any visibility there? Thank you.

Sergio Ermotti
So I think it’s very difficult to talk about the environment – but you know, as Kirt mentioned in his remarks, we all know that the first quarter was very active with two different kind of connotations: the first half and the second half. In the second half, we were very profitable, also including loan loss provisions and marks down. But of course with a different nature of profitability and levels. I would say that the environment we see so far is similar to the March environment than it is to January and February. But it is way too early to call for any trends, you know, I am referring to the IB environment. Of course, Kirt already extensively spoke about wealth management and what it means. So of course we need to understand that there is also some kind of seasonality coming into the second quarter – although nowadays, I would say the last 12 months or 20 or so, talking about seasonality is a little bit difficult but of course we have some seasonality factors, so it’s premature, but I would say that so far, you know, we are not seeing a dramatic change of the environment compared to the way March went.

On the French tax, we were, you know, other than more updates, we were expecting any outcome probably by September, which we all know now that we’ll find out on June 2 when the trial was supposed to start on June 2. Now what we know is that on June 2 we will find out the new date of the trial. So till June 2 we have no update and then based on that you can assume that still we believe that from the day of the beginning of the trial, you have to put few months, three months maybe, I don’t know, two, three, four months, time frame between the end of the trial and the verdict of the second round – so more information, you know, will come out during June, I’m sure you’re going to see publicly, and we will be able, if anything, to make comments for Q2 results.

Jon Peace, Credit Suisse
Great, thank you.

Stefan Stalmann, Autonomous Research
Good morning, gentlemen, I have two questions please. The first one, on your sensitivity of net interest income to rising interest rates – which you helpfully disclose every quarter. That has actually doubled, compared to year-end to the upside, but has not changed to the downside of falling rates. Could you maybe talk a little bit about what has triggered this much higher upside sensitivity? Is it positioning? Or is it just a different way of estimating the impact of a given move.

And the second question goes back to IFRS 9 and expected losses – I think the disclosure is very helpful about what the provisioning impact is, by moving to a severe worst scenario. But I’m just surprised how small that difference actually is. It turns out you only need a 170 million extra provisions to move to an adverse scenario – which according to your annual report is something like 6-9% GDP contraction. I find that quite counter-intuitive. Maybe you could talk a little bit about how the additional provisions and that kind of move would be so low in stage 2.

And maybe, in that context, could you maybe roughly guide what you would expect to see in stage 3 assets, in stage 3 provisions, if you move into your severe downside scenario under IFRS 9. Thank you.

Kirt Gardner
Yes, Stefan, in terms of your first question, if you look at what’s taken place with interest rates now that the US rates have cut down close to zero, what you see now when we model the upside, particularly since a lot of our assets are very short term, is it the pickup on the upside now that we’ve had such compression just tends to be much more favourable, particularly given some of the model data assumptions overall on both the deposit side as well as what we would expect in terms of the asset-pricing side, and all of that together contributes to a more significant overall pickup with the 100 basis point move. Now on the downside, the reason why that’s far less than the upside, is again because of the compression – and when you start to model into negative rates and you assume floors particularly on your asset margins, your asset margins actually tend to stay fairly firm if you see any further downturn in rates. And we’ve seen that very much in terms of how our NII has behaved in Switzerland with the negative rates.

Now overall, in IFRS 9, the reason when we model the assumption of what happens if we move from 70/30 to say a 100% with our severe scenario, we model that on the interesting mix between stage 1 and stage 2. And so because you still see a very high percentage of our loans overall that remain in stage 1, but we don’t include any significant increase in credit risk, then the impact overall is the one that we’ve indicated, which is somewhat over a 100 million, but it’s not that severe overall beyond that, just as I said because at the same time we don’t include any modelling of further migration from stage 1 to stage 2. Now regarding your question on modelling the impact on impairments, I mean that’s not something that currently we’ve disclosed, as you would expect. We continuously run our stress models, and we look at the full impact of our credit exposure as we think about the adequacy of our capital buffers and how we manage them.

Stefan Stalmann, Autonomous Research
Thank you very much.

Andrew Coombs, Citi
Good morning, thank you for your comments and I’ll commend you as well on your commitments to support the COVID relief projects. If I could just follow up with a couple of more on the reserve build in interaction with capital: The first question, we’re typically looking at the disclosure you provided on page 77 of the report, where you say that if you did apply life-time of expected credit losses on all stage 1 and 2 exposures, ECL would have climbed from 429 to 900 – just trying to square the circle with how that compares to the 18 million incremental you guided to on slide 18, if you were to adopt CECL. Because the incremental numbers in the report seem somewhat higher.

So perhaps you could just clarify there. And then the second question would just be on the remarks about the capital expected loss under the IRRB model less the existing provision – if I look at that, it did decline slightly from 495 to 429, but it declined by less than the loss you actually booked through the P&L. So trying to understand what some moving parts there and does this mean you can take up to another 430 million provisions without it essentially impacting your capital position? Thank you.

Kirt Gardner
Yes, Andrew, so maybe it would be helpful if you go to slide 18 of the presentation – and what we do there is that we model what our provision in our allowance balance would have been under CECL. And importantly, what you see is the starting point is coming into the quarter – we would have already had a total allowance balance of 1.4 billion, which already would have been 372 million higher than our balance would have been under IFRS 9, or was actually under IFRS 9. So there we would have already in the process of adopting CECL, we would have already booked the 372 million increase directly to equity, similar to when we adopted IFRS 9, and similar to what you saw with the US banks, and also the Swiss bank that report on the US GAAP. So then, the impact during the quarter was an incremental 80 million in stage 2 on top of what we would have booked under IFRS 9. And so that then takes the total increase, you see, our increase goes up to 429 and then we would have seen the 80 million on top of the 372 to get to 450 million under CECL. So that results in the total of 890 million in allowance balances of the end of the quarter. I hope that’s clear.

Andrew Coombs, Citi
That is clear. Sorry, I missed the step-up at the end 2019 there. I guess just to round out this whole debate, if we’re trying to essentially kitchen sink, I’m not sure, it’s clearly not the right thing to do, but if we were just to look at kitchen sinking sensitivity. You talk about ECL allowance to move to, two parts to your equation. One is if you were essentially expecting to do the life-time credit losses in all stage 1 and 2, which goes from 429 to 900, so 470 incremental, and on top of that you talk about if it were to move to a severe downside scenario, it would be an incremental 170. If you were to move to a 100% severe scenario and move to a life-time of expected credit losses, so not the best case if you were to apply that sensitivity, you would be looking at the 470 plus the 170 plus an incremental number, because you would be taking on the life-time expected credit losses under a whole severe 100% scenario. Does that make sense?

Kirt Gardner
Yes, Andrew. We run those models, and you’re right, our total allowance balance would have further increased if we would apply a 100% of the severe scenario plus the full CECL impact. And you can assume that we would have been nicely above a billion. And we just run those scenarios so we understand the sensitivity in the reporting, what would happen and what if – but of course it’s not relevant because we’ll report under IFRS 9 going forward. (Sergio Ermotti: And it goes against equity). And well, at that point the question is how much of that would have gone against equity, which kinds of gets into your second question. And you can’t exactly look at dollar for dollar in terms of what we booked, because the structure of our Basel III expected loss sits in capital, that balance has an assumption across different parts of the portfolio – so depending on what you booked for stage 1 or stage 2, it would determine on whether a portion of that goes to equity or a portion does not, is offset. So it’s a little bit more complicated and nuanced in terms of the actual impact. We can get back to you and just reconcile what took place during the first quarter.

Andrew Coombs, Citi
No, I appreciate that, we’re all having to adapt to the complexity of IFRS 9. But thank you, that was very helpful.

Benjamin Goy, Deutsche Bank
Yes, hi, good morning, two questions please. First, on your client survey, sounds relatively constructive – do you think you can keep your fee margin more stable this time unlike in previous crises? And then secondly, on the 183 million of write-downs, that were fully offset by hedges – I’m just wondering is that your general hedging policy or could you act swiftly as the pandemic unfolded? Thank you.

Sergio Ermotti
So, I mean, first of all I think that if you look from an historical standpoint of view, when you look at margin perfection, I don’t know if you refer back to the financial crisis, where we had more of an idiosyncratic situation, of course you know, protecting margin there was a function of outflows – but in general I can say that in an environment like this one, we can price-advise, we can get margins up on transaction business. So I don’t think that there is an issue of margins as you can see it is all about client activity levels and the way we engage with them, if anything in many cases, we are able to, you know, price our services while staying competitive in a way that is recognised by the client as being added value.

In respect of our hedging strategy, it is very much what I said. It is not that we were particularly quick in reacting to the pandemic – it’s part of the way we manage risk across the cycle. So I remember that means that maybe there are quarters in the past in which we could have seen a little bit of a better momentum in NII and any other dimension of the business, but we always say that what matters for us is risk-adjusted returns. And return on deployed capital. And looking at also our cost base versus the return on risk-weighted assets. And in this quarter, you saw this being fully deployed. So no, we were not quicker or smarter during the crisis. We were coherent over the cycle, entering into the crisis with the same discipline we had over the last decade.

Benjamin Goy, Deutsche Bank
Very clear, thank you.

Adam Terelak, Mediobanca
Yeah, good morning, I wanted to dig back into GWM and NII – I know your hesitant to give any formal guidance, but I wanted to understand whether we can still think about the 60 million of the cuts that we had last year, as a potential headwind, and then how we’re thinking about loan growth on the other side? Clearly you are sticking to your 13% mid-term guidance on CET1. But there are lingering COVID19 RWA coming through. Does that mean that your loan growth aspirations for GWM have been downgraded, or is there any impact shall we say, given that there is some balance sheet that has to be set aside for COVID crisis?

And finally, could you give us a bit of colour on the deposit outflows you saw clearly in the repricing there, and whether you could quantify the benefits for the quarter and what that could be for the coming quarters as well? Thank you.

Kirt Gardner
Yes, thank you Adam, just in terms of our capital deployment – and I already highlighted when I addressed how we saw our RWA progress as we go through Quarter 2, and I think importantly, what I indicated is, we do expect, and there is a portion of capital that we expect to deploy for lending purposes. And that cuts across any potential drawdowns along with any additional business that we would do within our P&C business as well as our IB and GWM. Very importantly, we’ll continue to prioritise our allocation of RWA for further GWM loan growth. And what you saw on the first quarter, is actually, our loan growth was trending very, very positively as we got through the first half of the quarter – we reached almost 9 billion. But then we did see some deleveraging from COVID. We ended up with about short of 4 billion in net new loans. We continue to have a good pipeline of opportunity with GWM and we would expect to continue to see lending growth as we make our way through second quarter. That in turn will help us set part of the net interest income headwinds that we see from the rate cuts that were referred to, they were very clearly, if you model it through, there is going to be a step down, particularly in deposit margin, as you go through the quarter, and we’ll do everything we can on the deposit management side along with loan growth, to offset that as much as possible.

In terms of the deposit outflows, what I referenced is that we saw 16 billion outflows from the programs that we announced that we would implement at the end of the 4th quarter, coming into the 1st quarter, I did say that that was accretive overall for NII – that also, will have a positive impact to partially offset some of the headwinds that we’re seeing. We didn’t indicate how accretive, but it does have an important impact overall on net interest income.

And then, more than offsetting that actually what you saw also during the quarter is we did have very strong deposit inflows, particularly in the US – and I think that just references, first of all, UBS is viewed as being a safe haven and a secure place to put your cash, along with move the clients made, where they did go out of investments into cash – so they are holding more cash now, including with us.

Adam Terelak, Mediobanca
Great, thank you.

Magdalena Stoklosa, Morgan Stanley
Thank you very much, really two quick questions. One on costs, and another one on medium-term targets. So on costs, of course we’ve discussed some caution on revenue trajectory from here, but how do you see your cost flex as a potential for the offset of the revenue challenges? And particularly, in 2020. And my second question really, how do you see the medium-term targets now kind of post-2020 as kind of numbers that you would like to deliver or aspire to, beyond this year. Thank you.

Sergio Ermotti
Thank you, Magdalena. So I mean, first of all, in terms of the mid-terms target, the aspiration remains the same mid-terms – of course we are not really moving away and we need to have more visibility on how the environment develops – to talk about 2020 is very dependent on that. Medium to long term, I am totally convinced that particularly in 2021, we will see a more normalised environment, and therefore there is no reason for us to put in doubt our medium to long-term targets range. Short term, you know, I am glad that we have a strong start of the year, we do our best to get at the target but it’s very premature to talk about that. But I remain totally convinced, and the first quarter gives me even higher confidence that while it’s not really appropriate to talk about targets in this environment, one cannot stop to think about how to manage the crisis and how to manage the near terms and the medium terms stories. So overall, on cost flex, you know, first of all I have to say that we are still working on taking down a billion of costs for this year – a chunk of it will be fully annualised into our numbers. But we are also of the view and if anything, this quarter was a vindication of our story that the issue is that if you don’t continue to invest in your capabilities, you are not able to have infrastructure that allows you to serve clients, to be effective and efficient, and to capture opportunities. So the flexibility we have, we have some natural edges on our cost side as a function of our revenues works in the compensation for example. We can delay or spread over time some of those investments that we want to do. Therefore, we gain further flexibility. But I don’t see us having a necessity to take Draconian actions on cost – because as you can see, the issue is all relative about how the revenues environment performs and therefore we need to stay focussed on creating value long term and not take actions that are not constructive for the future.

But we have some degree of flexibility across natural edges and delays on how we implement.

Magdalena Stoklosa, Morgan Stanley
Thank you very much, very clear.

Jernej Omahen, Goldman Sachs
Good morning from my side as well. I have three questions. Sergio, in your opening remarks you made reference to selected regulatory changes that were implemented but have been implemented so far on a temporary basis and that you were hopeful that some of them could become permanent, or should become permanent. Can I just ask you, if you are willing to be more concrete as to exactly what measures you had in mind?

The second question is on again, Sergio, in your opening remarks you were talking about government plans in which UBS is playing an active role – you commented that UBS will not make any profit out of these programs and whatever profit is made, will be donated. I was just wondering: so as a starting point, what are the asset prices for these loans? Because I am assuming the starting position is we are solving this for break even, so that you would get asset prices which are asset rates rather which are very, very attractive from a borrower’s perspective.

And then my third and final question is just, obviously all the focus is on credit losses, and the credit quality outlook, and I’d like you maybe to comment in a different manner – Sergio, obviously, you were in European banking at the time of the global financial crisis, and the European sovereign crisis, and I was just wondering, you mentioned a very still, still a very wide range of possible outcomes for this current crisis we are going through. In your mind, how likely is it that the credit loss experience in this crisis – the credit loss, I’m not talking about mark to market and those things – that the credit loss experience in this crisis is less severe than what we’ve seen in 08-09 and 11-12. Thank you very much.

Sergio Ermotti
So thank you, well, I mean, I don’t want to go through our very comprehensive view of detailed regulatory issues but I would say that, you know, from my standpoint of view, as I mentioned, there are great merits, of you know, of the regulatory framework and regulation that responded to the 2008 financial crisis, as I mentioned, I believe that the vast majority is absolutely, was necessary, is necessary. But inevitably when you make so many changes, we have a situation in which you create intended or unintended consequences that then prove to be contra-productive over the years. And I believe that recognising also that this crisis not like the financial crisis, on which the entire regulatory regimes were de-facto built – we need to respond and adapt now to the crisis and fixing those issues.

In my point of view, I mean, I can tell you two examples where I believe there is a need of rebalancing: for example, the temporary relief on LRD calculations for cash deposited at central banks is being taken out of the LRD calculation. It’s something that I think is a structural issue that should have never been there. It’s not very coherent with the way risk weightings are assessed on some of the sovereigns. Therefore I could have said that this should be a permanent use. In our example, we are right now more risk-weighted assets constrained so we don't have an LRD need, but also having an LRD concession that adds two months, or three months of time horizon, is useless. Because you can’t do the deploy of 6 billion of LRD with a danger of those LRD being pulled back in three-month time.

The pro-cyclicality of some of the provisions, although, again we are very comfortable with our provisioning, as I mentioned before and Kirt really explained this matter comprehensively – the truth of the matter is that the outcome of our CLE is a reflection of our credit risk. And therefore, but I do see that some of the IRFS and the accounting standards are putting too much. pro-cyclicality I would expect maybe two times to be able to build up more reserves and having less volatility around this issue. Particularly in the first phase of the situation. So this is something that is a minor effect. They are not necessarily comments that are reflecting UBS, by the way.

Government plans – I mean there are, if you look at the Swiss program, there are two aspects – one is for the very small SMEs where the government is guaranteeing 100%, and there is no interest rate, so we make no profit out of the credit, we have potentially a funding, we have a funding advantage, because we can refinance those loans at the central bank – so if you take out our cost, potentially of serving the clients and so on, potentially we will be left with some margin out of the funding, between 0 that we apply to the clients and the refunding at the Swiss National Bank – that’s where we think, you know, we will not book those profits, we will, eventually if there are any profits, going to put them into our a relief fund.

For the second trench, we take 15% of the risk – of the risk-weighted assets – and we are still able to refund it at central bank, but there we take risk, other than the cost of serving. We’re going to also there try to really manage the line. So the spirit of helping now is not to make money out of this program. The spirit is to become the transmission mechanism for governments and central banks to help the economy, and it is not for banks to make any profit out of it. And that’s the reason why we take that stance.

On credit losses, what happened, that is very difficult to answer that question – I think that’s of course one of the scenarios, we are looking for example – is what happened to our credit risk provisions during the financial crisis in the Swiss business, right? If I take, as a reference point, that one. Over 2008, 09 and 10, we took in aggregate 250 million of losses. Now each crisis is different. And you know, as you do with stress models, you go across the board, you look at different situations, and we believe that we can see that financial crisis as being one of the outcome, but even, if it’s more, or less, it doesn’t really meaningfully change our view that you know we are able to absorb a higher degree of stress and credit without compromising the soundness of our capital and our profitability also, importantly.

Because if I really run through the Swiss business – also through a severe stress – they’re going to come out with being able to pay their cost of capital, most likely. So that’s really the kind of stress we look at when we do scenario analysis, and of course you know, it’s very complex, as you know, and you know, we try to keep it as simply as possible in the external communication. But the most important issue for me is that there is a high degree of prudence and while looking always for risk reward, because we are – as an organisation, what I always like to say is that we are not risk-averse, we are risk-aware – and it means that we are pricing risk appropriately and also taking in consideration worst-case scenarios.

Jernej Omahen, Goldman Sachs
Thank you very much.

Amit Goel, Barclays
Hi, thank you. So just a follow up, just on the CET1 capital. Just wanted to check in terms of creating migration impact – what are you seeing or thinking for that in Q2. So I think a number of banks have kinda called that out as a potential impact. I saw obviously on the undrawn commitment on slide 22, I think there you’re referring to stable risk-weights on drawn  exposures, but I think that’s maybe a slightly different thing. So just wanted to get your thoughts. Because just trying to understand really where CET1 capital may drop in Q2. Thank you.

Kirt Gardner
Also a little bit difficult to answer the question, because it depends on what you assume for your rating migration. But obviously, weighing downgrades certainly will have an impact and will increase our RWA, and we include that in our modelling – we look at that in our stress scenarios and we add that to consideration in terms of how we could deploy capital along with what our buffer retention should be. But it’s not a straightforward question to answer, unless we talk about multiple different scenarios and what kinds of downgrades.

Sergio Ermotti
Well, but I guess at the end of the day we have given you the guidance on what we expect our CET1 ratio to be in Q2. Kirt clearly said that it may be slightly below our range guidance. So you have to assume that our scenario coming into second quarter is embedding the recent developments and our other dimensional on capital generation. But you know, who knows what happens in a few weeks’ time. At this point in time, we are comfortable with that statement.

Kirt Gardner
Maybe just to kinda further make the point, I think if you look at our slide 19, you see that rating migration really is impactful to our corporate loan portfolio, which is pretty confined at 27 billion – so perhaps unlike others, we don’t have a large portion of our portfolio where rating migration could have a substantial impact in RWA spikes.

Amit Goel, Barclays
Thank you.

Piers Brown, HSBC
Yeah, good morning, quite a few of my questions have already been addressed. So I’ve just got a couple of small follow ups. Just firstly, coming back to the question of the CET1 temporary exemptions – where you’ve talked about not having availed of some of them. I think we’ve, I mean we’ve had a couple of them already outlined in terms of, I think, on the slide you talked about the Var backtesting exception and how that didn’t really help your market risk number. You also talked to Sa-CCR you fully implemented that rather than phasing. Is it fundamentally the case that you chose not to avail of other exemptions, regulatory exemptions? Or is it just that any other items outside of those two that you’ve highlighted weren’t material for you this quarter? That’s the first question.

And then the second question, just coming back to some of the mark to market Losses that youj’ve highlighted on the auction rate positions and the 183 million on the LCM and the other items in the investment bank. I wonder if you could just talk to how those positions might have behaved so far in the second quarter. Obviously, we’ve had a pretty big recovery in credit whether some of those positions may have reverted back to closely to where they were in terms of close to valuation pre–marks. Thank you.

Kirt Gardner
Pierce, on the RWA question, I think personally – we actually didn’t need to be able to avail ourselves of any of the opportunities, let’s call them, that were on offer – nor were there others that were offered to us that might have been helpful. So in terms of backtesting exceptions, it just wasn’t something that we required because we actually didn’t hit a threshold that would have then triggered a multiplier.

On the mark to market losses, first of all if you look at the ARS positions, I think as you know what happened in the market during the first quarter, of course with this significant dry-up of liquidity particularly in the tax-free market just along with the drop in interest rates – on the liquidity side, we have seen liquidity come back a little bit, and we would assume that that’s going to be helpful to those positions. Obviously, on the interest rate side they remain low – but I would just re-highlight the fact that the notional underpinning the 143 that we referenced on the page, is double-“A”. And so we have full confidence that we’ll recover 100% of that notional and there’s no concern at all that we have round that, over quality. And we also expect that we’re currently already earning very good net interest income, so the margin on those positions are actually also quite attractive to us – so as long as they’re on the books, we’re earning quite well from them. Now in terms of the LCM positions, it’s a little bit harder to talk as markets remain quite volatile and you also have different impacts that are idiosyncratic across sectors. So if you look at oil and gas, if you look at how different sectors are continuing to respond to the crisis, it’s going to have a flow-through impact, and a second-order impact on how any, either LCM, or corporate lending, or real estate portfolios, which are the three portfolios we referenced – where we incurred a 183 million of mark to market losses. With also the point that we highlighted that we did offset those losses fully with gains on hedges.

Piers Brown, HSBC
Could I just briefly follow up on, you gave a number for the ARS book I think it's 1.4 billion. Are you able to just give some indication in terms of sizing the LCM books, how big are they, or are you able to give any information in terms of the size of those portfolios?

Kirt Gardner
You can’t really correspond specifically the LCM with those losses, because as I mentioned, they cut across other portfolios, including our commercial real estate portfolios. But what we did do is, we outlined on slide 21, we just gave you an overall profile of our LCM exposure. And we were at 10.8 as of the end of the quarter, and I think importantly, what we saw even in these challenging markets, we were able to de-risk between the end of the quarter and the end of last week, 3.5 billion – so our current exposure there is 7.3 billion, of which about 40% is investment grade. And actually a larger portion of what we de-risk was in sub-investment versus investment grade. And also, what we highlight here is, in the sub-investment grade it all is with business that are core clients of ours where we have a great confidence in the credit fundamentals, and also on the strategic merit of the business that we’re doing with them.

Piers Brown
Okay, that’s great, thank you very much.

Patrick Lee, Santander
Good morning, everyone. Thanks for picking my questions. I just have two quick follow-up questions on the wealth management revenue. Firstly, on the recurring fee headwinds that you mentioned – the 200-300 million – I just wanted to check with you, how much of this is purely the mechanical effect of the US quarterly billing, or how much of this is purely the subjective view from your side in terms of where asset prices would be by the end of June, if hypothetically the market goes back to 2019 levels. Would that make a big change to that assumption or to that guidance?

Secondly, relating to transaction revenues, which has a very, very strong quarter – on slide 12 you gave a bit more colour in terms of that, evolution by geography, for example APAC doubling, is I guess kind of expected. But I was surprise that Swiss  actually saw such a big jump in transaction revenues. And I know you mentioned that they are more interactions and all that, but is there anything special in that that we should be aware in terms of the transfer of business – or is that just the new normal in that particular geography? Thanks.

Kirt Gardner
Yes, Patrick, in terms of your first question, any time we provide any kind of guidance, it’s modelling off of asset rates, interest rates, forward, anything that we can reference from a market perspective – we generally do not overlay any kind of management actions, or any assumptions we might make otherwise. So therefore, when you look at the 200-300 million, mechanically if you look at our overall invested assets, which you see quite clearly on slide 11 – so there was an 11% drop, we were at 2.3 billion – roughly half of that is US, and that’s a billing base for the US business throughout the quarter. The other half is international, we bill on a monthly basis.

And so of course, if the impact, the market performance we already saw in the month of April, assuming that holds through the end of April, will have a positive impact on our international business. And then it really depends on the international side, what happens over the next couple of months.

In terms of your transaction revenues, one of the things I mentioned that I think did have a really important impact on the overall level of transaction revenue we saw from clients was the increased engagement level, and Tom and Iqbal were very focused on purposely increasing substantially the level of client interaction we had across all our regions – and we highlighted in fact in Switzerland there was a 30% increase in client interaction levels.

That, combined with just this extreme volatility that we had in the quarter, that actually made available structured product and other repositioning opportunities, where our CIO was very focused on pushing out solutions, resulted in the very good transaction revenue formats that we had in the quarter – and it certainly included in Switzerland, so it extended across all regions.

Patrick Lee, Santander
Great, thanks.

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© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi_____________ ____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi____________ ____

Name:  Ella Campi

Title:    Executive Director

Date:  April 29, 2020